SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 22, 2003

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53

D-81541 Munich

Federal Republic of Germany

Tel:  +49-89-234-0

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐               No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated April 22, 2003 announcing Infineon Technologies AG’s second quarter results for the 2003 financial year.

Infineon reports Second Quarter and 1st Half Year Results for Fiscal Year 2003

•       Second quarter revenues were Euro 1.48 billion — up 3 percent sequentially and 13 percent year-on-year - mainly driven by increased sales for memory products, record performance in automotive & industrial segment, and strong year-on-year improvement in secure mobile solutions

•       Continued gain of market share in key segments despite ongoing difficult market environment

•       Quarterly net loss of Euro 328 million; quarterly EBIT loss of Euro 223 million - primarily due to a strong price decline and write-down of inventories for memory products - the net loss includes exceptional effects of Euro 157 million

•       Continued solid cash position and significantly improved free cash flow

Munich, Germany — April 22, 2003 — Infineon Technologies AG (FSE/NYSE: IFX), one of the world’s leading semiconductor manufacturers, today announced results for its second quarter and first half of fiscal year 2003, ended March 31, 2003. The company had revenues from continuing operations of Euro 1.48 billion, an increase of 3 percent sequentially and 13 percent year-on-year.

Dr. Ulrich Schumacher, President and CEO of Infineon Technologies AG commented: “We achieved a very good revenue growth and gained further market share in a continued difficult market environment mainly driven by increased sales for memory products and repeated record performance of the automotive & industrial segment. We increased our productivity significantly, however could not compensate for the dramatic price decline for memory products.”

Net loss amounted to Euro 328 million compared to a net loss of Euro 40 million in the previous quarter and Euro 108 million in the second quarter of last fiscal year. The quarterly net loss reflects the strong price decline for DDR memory chips as well as continued pricing pressure in most segments. The second quarter tax expense includes a valuation allowance for tax losses incurred of Euro 103 million in accor-

For the financial and business press	Infineon Technologies AG
INFXX200304.064 e	Corporate Media Relations: Katja Schlendorf Phone: ++49 89 234-26555, Fax: —28482 katja.schlendorf @infineon.com	Corporate Investor Relations: Matthias Poth Phone: ++49 89 234-26655, Fax: —26155 investor.relations@infineon.com dance with US GAAP and as announced in the previous two quarters. In addition, net loss included exceptional effects of Euro 54 million related to inventory write downs, non-recurring license income, restructuring charges and acquisition-related expenditures. Without these effects net loss would have been Euro 171 million.

Basic and diluted loss per share for the second quarter of fiscal year 2003 was Euro 0.45, compared to a loss per share of Euro 0.06 in the previous quarter and Euro 0.16 year-on-year.

Quarterly EBIT (earnings before interest, minority interest and taxes) amounted to a loss of Euro 223 million, compared to a loss of Euro 31 million in the previous quarter, and to a loss of Euro 176 million in the second quarter of the last fiscal year. The quarterly EBIT loss includes exceptional effects of Euro 82 million.

Expenditures for Research and Development in the second quarter totaled Euro 254 million, or 17 percent of sales, slightly down from Euro 265 million sequentially. SG&A expenses totaled Euro 164 million or 11 percent of total revenues, down from Euro 172 million or 12 percent of total revenues in the previous quarter. The decrease in these expenditures was mainly due to Infineon’s ongoing cost reduction measures.

Infineon’s gross cash position, representing cash and cash equivalents, marketable securities and restricted cash amounted to Euro 1.5 billion, down sequentially from Euro 1.6 billion. The decrease in gross cash was mainly due to investing activities exceeding cash flow from operations during the quarter.  Free cash flow, representing cash from operating and investing activities excluding purchases or sales of marketable securities, significantly improved to negative Euro 90 million, up sequentially from negative Euro 362 million. This improvement mainly stems from higher operating cash flow and lower capital expenditures compared to the previous quarter.

Revenues outside Europe constituted 56 percent of total revenues, up from 55 percent in the previous quarter, reflecting Infineon’s increased sales in Asia, including Japan.

As of March 31, 2003, Infineon had approximately 31,200 employees worldwide, including about 5,500 engaged in research and development.

Pursuant to an agreement reached with Osram GmbH, the Company transferred all its opto-electronic activities to Osram as of March 31, 2003. Accordingly, the results of the opto-electronics business (previously in other operating segments) are reflected as a discontinued operation, and the operating results (e.g. sales, cost of sales and operating expenses) through March 31, 2003 have been reclassified to ensure comparability with the results of Infineon’s continuing operations.

Results for First Half of Fiscal Year 2003

Total revenues for the first half of fiscal year 2003 were Euro 2.93 billion, up 28 percent from Euro 2.28 billion in the same period last year. Net loss amounted to Euro 368 million, compared to a net loss of Euro 439 million year-on-year. The first half of fiscal year 2003 tax expense includes a valuation allowance for tax losses of Euro 125 million incurred in accordance with US GAAP. EBIT for the first half of this fiscal year was a loss of Euro 254 million, a significant improvement from an EBIT loss of Euro 735 million in the first half of the last fiscal year.

Business Group Performance

The Automotive & Industrial group’s second quarter revenues reached another all-time high of Euro 354 million, an increase of 6 percent sequentially and of 18 percent year-on-year. The increase resulted mainly from higher sales volumes in automotive power as well as power management & supply products. EBIT improved sequentially to Euro 49 million compared to Euro 44 million in the previous quarter and to Euro 24 million in the first quarter of fiscal year 2002. The sequential EBIT improvement was mainly due to improved productivity, including further conversion of production to 200mm wafers.

Infineon has further increased its market share for power management & supply applications (CoolMOS and OptiMOS technology mainly for computing), with particular strength in Asia. The company also improved its market position in automotive power applications, especially for powertrain and convenience.

Wireline Communications revenues improved to Euro 112 million in the second quarter, up 6 percent from the previous quarter, and up 17 percent year-on-year. The sequential revenue increase was principally due to higher sales in the Asian markets of Ethernet over VDSL access technology and next generation ADSL technology for central office applications. This reflects the successful alignment of

Infineon’s portfolio of leading edge broadband access products to current market needs. EBIT improved to a loss of Euro 39 million from a loss of Euro 42 million in the previous quarter, and improved significantly from a loss of Euro 66 million during the second quarter of fiscal year 2002. The EBIT improvement resulted primarily from cost reductions.

Infineon improved its leading position in the Asian markets for next generation high-speed VDSL broadband access technology. The company also introduced a new family of intelligent fiber optics transceivers and shipped first samples of 10G XPAK transceivers to leading customers in the fiber optics market.

Secure Mobile Solutions’ second quarter revenues were Euro 376 million, down 9 percent from the previous quarter but up 27 percent compared to the second quarter of last year. The sequential quarterly revenue decline reflects an anticipated seasonal weakening of demand for mobile phones following the Christmas season. The quarterly EBIT loss of Euro 23 million improved from an EBIT loss of Euro 28 million during the previous quarter and from a loss of Euro 37 million for the second quarter of fiscal 2002. The loss was mainly due to lower sales volumes in cellular handsets and wireless infrastructure. Also price pressure was very strong in the market for silicon discretes as well as for security controllers. At the same time Infineon maintained a high level of forward investments into research and development for software and complete reference designs. However, the sequential improvement was due to increased productivity.

Infineon introduced a complete UMTS/EDGE solution at the 3GSM World Congress. In addition, the comprehensive alliance with Agere Systems for the development of fast wireless network solutions has announced the introduction of the most highly integrated dual-band multimode solution for WLAN systems and is expected to ship samples to customers in the third quarter. Infineon has now shipped more than 20 million Bluetooth chips since 2000.

The Memory Products group’s second quarter revenues were Euro 609 million, a significant increase of 12 percent sequentially and 4 percent year-on-year, based on strongly increased volumes offsetting sharply lower prices, and previously deferred license income of Euro 60 million. EBIT amounted to a loss of Euro 138 million compared to a positive EBIT of Euro 29 million in the first quarter and a loss of Euro 33 million during the second quarter of fiscal year 2002. The quarterly loss also included the effect of Euro 128 million of write-down of memory products inventories.

“Infineon significantly improved productivity, particularly for memory products, and is well ahead of schedule in ramping-up its 300mm facility in Dresden which has reached more than 6,000 wafer starts per week,” said Dr. Schumacher, “However, these achievements could not compensate for the strong price decline for memory products.” From the beginning of January the spot market price for the major volume product 256M DDR dropped by about 50 percent from US $ 6 to a minimum below US $ 3 by the end of February and improved slightly above US $ 3 at the end of the second quarter, according to DRAM Exchange.

Infineon has further expanded its manufacturing partnership-network by extending the foundry agreement with Semiconductor Manufacturing International Corporation (SMIC) in China. Under the terms of this agreement, Infineon will license its 0.11 micron DRAM trench technology and its 300mm production know how to SMIC. When production at SMIC is fully ramped up (expected in 2005), it is expected to increase Infineon’s overall capacity by around 58,000 wafer starts per month. Another highlight is Infineon’s complete DDR-I 400 module platform (128MB, 256MB and 512MB), which has been validated by Intel.

Revenues in the Other operating segment were Euro 26 million, down 30 percent sequentially and up 13 percent year-on-year. EBIT was a loss of Euro 15 million compared to earnings of Euro 6 million in the previous quarter and a loss of Euro 7 million in the second quarter of fiscal year 2002.

In Corporate and Reconciliation, EBIT in the second quarter was a loss of Euro 57 million, down from a loss of Euro 40 million in the prior quarter and unchanged from a year ago, principally reflecting unallocated idle capacity costs and corporate restructuring charges.

Outlook for the second half of fiscal year 2003

“The current tough global economic environment and the international uncertainties do not allow for much market visibility. Over the last three months we have seen a further positive development of demand in most of our segments. Looking forward we expect a further positive development of demand in all target applications. To compensate for the ongoing pricing pressure we will continue to focus on improving productivity, further reducing costs and implementing Infineon’s restructuring programs, as well as our Agenda 5-to-1,” commented Dr. Schumacher.

For its Secure Mobile Solutions segment, Infineon expects a further moderate increase of demand for GSM/GPRS mobile handsets which is likely to have a positive effect on the demand for Bluetooth products as well. The company expects an ongoing difficult market environment with continued strong pricing pressure for silicon discretes.

Industry analysts are predicting a 5 percent reduction of capital expenditures ~~i~~n the global wireline telecom infrastructure market in 2003, but with regional differences, including moderate growth in Europe. Infineon expects continuing pricing pressure in its fiber optics business, but improved demand for broadband access technology (ADSL, VDSL), particularly in Asia and Japan.

In the automotive electronics and automotive semiconductor markets, Infineon expects the pricing pressure to continue. However, the company anticipates that further productivity increases combined with its strong portfolio for automotive power and power management and supply products will lead to additional market share gains.

At the beginning of the current third quarter Infineon has seen strong demand from OEMs for memory products. However, visibility for the DRAM market remains poor.  A positive development of demand and a sustained improvement in prices still depend on the beginning of the corporate replacement cycle, increased infrastructure investments, and higher MB per box sales.

FINANCIAL INFORMATION

According to US GAAP — Unaudited

Consolidated statements of operations

	3 months ended			6 months ended
in Euro million	03/31/2002	12/31/2002	03/31/2003	03/31/2002	03/31/2003
Net sales	1,312	1,441	1,484	2,284	2,925
Cost of goods sold	(1,013)	(1,039)	(1,283)	(2,078)	(2,322)
Gross profit	299	402	201	206	603
Research and development expenses	(264)	(265)	(254)	(531)	(519)
Selling, general and administrative expenses	(165)	(172)	(164)	(329)	(336)
Restructuring charges	5	(1)	(10)	(8)	(11)
Other operating income (expense), net	9	(7)	—	42	(7)
Operating loss	(116)	(43)	(227)	(620)	(270)
Interest (expense) income, net	(6)	1	(11)	(8)	(10)
Equity in (losses) earnings of associated companies	(13)	16	7	(45)	23
Other expense, net	(47)	(4)	(3)	(70)	(7)
Minority interests	3	2	2	4	4
Loss before income taxes	(179)	(28)	(232)	(739)	(260)
Income tax benefit (expense)	72	(12)	(96)	304	(108)
Net loss from discontinued operation	(1)	—	—	(4)	—
Net loss	(108)	(40)	(328)	(439)	(368)

Weighted average of outstanding shares — basic and diluted	692	721	721	692	721
Loss per share — basic and diluted	(0.16)	(0.06)	(0.45)	(0.63)	(0.51)

Regional Sales Development

	3 months ended
Regional sales in%	03/31/2002	12/31/2002	03/31/2003
Germany	24%	26%	24%
Other Europe	21%	19%	20%
America (NAFTA)	27%	22%	22%
Asia / Pacific	28%	33%	34%
Total	100%	100%	100%

Europe	45%	45%	44%
Non-Europe	55%	55%	56%

Segment results

	3 months ended			6 months ended
Net sales in Euro million	03/31/2002*	03/31/2003	+/— in%	03/31/2002 *	03/31/2003	+/— in%
Wireline Communications	96	112	17	179	217	21
Secure Mobile Solutions	295	376	27	580	788	36
Automotive and Industrial	299	354	18	573	688	20
Memory Products	588	609	4	875	1,151	32
Other	23	26	13	56	64	14
Corporate and Reconciliation	11	7	(36)	21	17	(19)
Infineon consolidated	1,312	1,484	13	2,284	2,925	28

	3 months ended			6 months ended
EBIT in Euro million	03/31/2002 *	03/31/2003	+/— in%	03/31/2002 *	03/31/2003	+/— in%
Wireline Communications	(66)	(39)	41	(151)	(82)	46
Secure Mobile Solutions	(37)	(23)	38	(97)	(51)	47
Automotive and Industrial	24	49	104	43	93	116
Memory Products	(33)	(138)	—	(408)	(110)	73
Other	(7)	(15)	(114)	14	(8)	—
Corporate and Reconciliation	(57)	(57)	—	(136)	(96)	29
Infineon consolidated**	(176)	(223)	(27)	(735)	(254)	65

*      Prior period segment results are reclassified to be consistent with the current period presentation and organizational structure for continuing operations.

**   Includes acquisition related expenses (amortization of acquired intangible assets, goodwill, deferred compensation and in-process R&D) of Euro 11 million and Euro 9 million for the three months ended 03/31/2002 and 03/31/2003, respectively as well as Euro 25 million and Euro 19 million for the six months ended 03/31/2002 and 03/31/2003, respectively.

	3 months ended
Net sales in Euro million	12/31/2002	03/31/2003	+/— in%
Wireline Communications	106	112	6
Secure Mobile Solutions	412	376	(9)
Automotive and Industrial	334	354	6
Memory Products	542	609	12
Other	37	26	(30)
Corporate and Reconciliation	10	7	(30)
Infineon consolidated	1,441	1,484	3

	3 months ended
EBIT in Euro million	12/31/2002	03/31/2003	+/— in%
Wireline Communications	(42)	(39)	7
Secure Mobile Solutions	(28)	(23)	18
Automotive and Industrial	44	49	11
Memory Products	29	(138)	—
Other	6	(15)	—
Corporate and Reconciliation	(40)	(57)	(43)
Infineon consolidated*	(31)	(223)	—

*      Includes acquisition related expenses of Euro 10 million and Euro 9 million for the three months ended 12/31/2002 and 03/31/2003, respectively.

EBIT

Infineon defines EBIT as earnings (loss) before interest, minority interest and taxes.

Infineon management uses EBIT as a measure to establish budgets and operational goals, to manage the company’s business and to evaluate its performance.

Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the company and especially about the performance of its separate business segments.

EBIT is determined as follows from the statement of operations, without adjustment to the US GAAP amounts presented:

	3 months ended			6 months ended
in Euro million	03/31/2002	12/31/2002	03/31/2003	03/31/2002	03/31/2003
Loss before income taxes	(179)	(28)	(232)	(739)	(260)
— Minority interests	(3)	(2)	(2)	(4)	(4)
— Interest (expense) income, net	6	(1)	11	8	10
EBIT	(176)	(31)	(223)	(735)	(254)

Consolidated balance sheets

in Euro million	09/30/2002	03/31/2003
Assets
Current assets:
Cash and cash equivalents	1,199	633
Marketable securities	738	842
Trade accounts receivable, net	758	735
Inventories	891	957
Deferred income taxes	82	110
Other current assets	523	586
Total current assets	4,191	3,863
Property, plant and equipment, net	4,491	4,248
Long-term investments, net	708	773
Restricted cash	70	66
Deferred income taxes	787	686
Other assets	671	591
Total assets	10,918	10,227

in Euro million	09/30/2002	03/31/2003
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities	120	109
Trade accounts payable	1,197	858
Accrued liabilities	508	536
Deferred income taxes	21	28
Other current liabilities	537	589
Total current liabilities	2,383	2,120
Long-term debt	1,710	1,698
Deferred income taxes	58	55
Other liabilities	609	653
Total liabilities	4,760	4,526
Total shareholders’ equity	6,158	5,701
Total liabilities and shareholders’ equity	10,918	10,227

Condensed consolidated cash flow information

	3 months ended			6 months ended
in Euro million	03/31/2002	12/31/2002	03/31/2003	03/31/2002	03/31/2003
Net cash (used in) provided by operating activities	(120)	4	101	(235)	105

Net cash used in investing activities	(389)	(340)	(323)	(583)	(663)

Net cash provided by (used in) financing activities	988	(12)	4	1,502	(8)

Net increase (decrease) in cash and cash equivalents	479	(348)	(218)	684	(566)
Depreciation and amortization	347	353	359	684	712
Purchases of property, plant and equipment	145	309	230	366	539

Gross Cash Position

Infineon defines gross cash position as cash and cash equivalents, marketable securities and restricted cash.

Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the company’s overall liquidity.

The gross cash position is determined as follows from the balance sheet, without adjustment to the US GAAP amounts presented:

in Euro million	09/30/2002	12/31/2003	03/31/2003
Cash and cash equivalents	1,199	851	633
Marketable securities	738	712	842
Restricted cash	70	70	66
Gross Cash Position	2,007	1,633	1,541

Free Cash Flow

Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities.

Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure to evaluate changes in liquidity after taking capital expenditures into account, which ultimately requires financing.

The free cash flow is determined as follows from the cash flow statement, without adjustment to the US GAAP amounts presented:

	3 months ended			6 months ended
in Euro million	03/31/2002	12/31/2002	03/31/2003	03/31/2002	03/31/2003
Net cash (used in) provided by operating activities	(120)	4	101	(235)	105
Net cash used in investing activities	(389)	(340)	(323)	(583)	(663)
Purchase (sale) of marketable securities	184	(26)	132	184	106
Free cash flow	(325)	(362)	(90)	(634)	(452)

Telephone Conference Information

The Management Board of Infineon Technologies will conduct a telephone conference with analysts and institutional investors on April 22, 2003 at 3:30 a.m. Eastern Standard Time (U.S. EST), 9:30 a.m. Central Europe Time (CET), to discuss operating performance of the second quarter fiscal year 2003. A broadcast of the telephone conference will be available live and for download on Infineon’s web site at: http://www.infineon.com

D I S C L A I M E R

This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements.

Infineon, the stylized Infineon Technologies design are trademarks and servicemarks of Infineon Technologies AG. All other trademarks are the property of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: April 22, 2003	By:	/s/ Ulrich Schumacher
Dr. Ulrich Schumacher
Chairman, President and
Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Chief Financial Officer